SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

Amendment No. 3

M & T Bank Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55261 F 104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

/1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 55261 F 104	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,363,821
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,363,821
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,363,821
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 55261 F 104	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,363,821
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,363,821
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,363,821
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 55261 F 104	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON National Indemnity Company
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Nebraska Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 5,199,026
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 5,199,026
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,199,026
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON IC, CO

CUSIP No. 55261 F 104	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON National Fire & Marine Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 164,795
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 164,795
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,795
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(9) 0.1%
12	TYPE OF REPORTING PERSON IC, CO

CUSIP No. 55261 F 104	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON GEICO Corporation
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 546,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 546,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 55261 F 104	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Government Employees Insurance Company
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☒ (B) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Maryland Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 546,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 546,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON IC, CO

Explanatory Note: Due to an oversight, this Amendment No. 3 to Schedule 13G was not timely filed. It should be noted that Berkshire Hathaway Inc. and the other reporting persons did include their holdings in the Issuer in Berkshire Hathaway Inc.’s Form 13F with the Commission on February 14, 2011 (the same date this Amendment No. 3 to Schedule 13G should have been filed).

Item  1(a). Name of Issuer:

M & T Bank Corporation

Item  1(b). Address of Issuer’s Principal Executive Offices:

One M&T Plaza

Fifth Floor

Buffalo, New York 14203

Item  2 (a). Name of Person Filing:

Item  2 (b). Address of Principal Business:

Item  2 (c). Citizenship:

Warren E. Buffett

3555 Farnam Street

Omaha, Nebraska 68131

United States Citizen

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

Delaware Corporation

National Indemnity Company

3024 Harney Street

Omaha, Nebraska 68131

Nebraska Corporation

National Fire and Marine Insurance Company

3024 Harvey Street

Omaha, NE 68131

Nebraska corporation

GEICO Corporation

One GEICO Plaza

Washington DC 20076

Delaware corporation

Government Employees Insurance Company

One GEICO Plaza

Washington DC 20076

Maryland corporation

Item  2 (d). Title of Class of Securities:

 Common Stock

Item  2 (e). CUSIP Number:

55261 F 104

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc. and GEICO Corporation are each a Parent Holding Company or Control Person, in accordance with § 240.13d-1(b)(1)(ii)(G).

National Indemnity Company, National Fire & Marine Insurance Company and Government Employees Insurance Company are each an Insurance Company as defined in Section 3(a)(19) of the Act.

The Reporting Persons together are a group in accordance with § 240.13d-1(b) (1) (ii) (K).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit A

Item 8. Identification and Classification of Members of the Group.

See Exhibit A

Item  9. Notice of Dissolution of Group.

Not Applicable

Item  10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2014

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

NATIONAL INDEMNITY COMPANY		NATIONAL FIRE & MARINE INSURANCE COMPANY

By:	/s/ Marc D. Hamburg	By:	/s/ Marc D. Hamburg
	Marc D. Hamburg		Marc D. Hamburg
	Chairman of the Board		Chairman of the Board

GEICO CORPORATION		GOVERNMENT EMPLOYEES INSURANCE COMPANY

By:	/s/ Warren E. Buffett	By:	/s/ Michael H. Campbell
	Warren E. Buffett		Michael H. Campbell
	Chairman of the Board		Vice President

Exhibit A

MEMBERS OF FILING GROUP

PARENT HOLDING COMPANY OR CONTROL PERSONS:

Berkshire Hathaway Inc.

GEICO Corporation

Warren E. Buffett

RELEVANT SUBSIDIARIES THAT ARE INSURANCE COMPANIES AS DEFINED IN SECTION

3 (a) (19) OF THE ACT:

National Indemnity Company

National Fire and Marine Insurance Company

Government Employees Insurance Company

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of M&T Bank Corporation may be filed in a single statement on behalf of each such person, and further, each of such person designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated this 14th day of February, 2014

/s/ Warren E. Buffett
Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett
Warren E. Buffett
Chairman of the Board

NATIONAL INDEMNITY COMPANY		NATIONAL FIRE & MARINE INSURANCE COMPANY

By:	/s/ Marc D. Hamburg	By:	/s/ Marc D. Hamburg
	Marc D. Hamburg		Marc D. Hamburg
	Chairman of the Board		Chairman of the Board

GEICO CORPORATION		GOVERNMENT EMPLOYEES INSURANCE COMPANY

By:	/s/ Warren E. Buffett	By:	/s/ Michael H. Campbell
	Warren E. Buffett		Michael H. Campbell
	Chairman of the Board		Vice President